Exhibit 99.1

10 December 2004

Directors’ Interests

SHORT TERM DEFERRED INCENTIVE PLAN

The first tranch of shares (equivalent to one third of the conditional award made in respect of the 2002/03 annual bonus) under the Short Term Deferred Incentive Plan was released yesterday.

Accordingly, shares have been transferred from the Mitchells & Butlers Employee Benefit Trust, net of tax and NI liabilities, to directors as follows:

Director	Number of shares	Total number of shares held after this award
Mike Bramley	10,217	47,054
Tim Clarke	15,720	427,069
Tony Hughes	10,217	61,921
Karim Naffah	11,004	59,631

Following this award, and the exercise of share options by non-directors, the Mitchells & Butlers Employee Benefit Trust is interested in 2,194,315 Mitchells & Butlers plc shares. The executive directors of the Company, Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah, are technically deemed to be interested in these shares as potential beneficiaries under the Trust.

M J N Bridge
Deputy Secretary
0121 498 4526